U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

J.P. Morgan Partners (23A SBIC), LLC
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Triton PCS Holdings, Inc. ("TPCS")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

January 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Class A Common Stock                   N/A            N/A             N/A         N/A    N/A      9,014,157       D        (FN 1)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)


FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount   ative    at End     In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or       Secur-   of         direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number   ity      Month      (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of       (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date   Title     Shares    5)       4)        4)       4)
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Class B                                                                      Class A
Common Stock         1 for 1  N/A      J         N/A   N/A    (FN 2)         Common    7,926,009  N/A      7,926,009  I      (FN 1)
                                                                             Stock
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Explanation of Responses:

(1) As a result of the merger of J.P. Morgan Incorporated and The Chase Manhattan Corporation on December 31, 2000, The Chase Manhattan Corporation (now known as J.P. Morgan Chase & Co.) acquired J.P. Morgan Capital Corporation, which indirectly owns 7,926,009 shares of the Class B Common Stock of the Issuer. Neither the reporting person nor any of its ultimate security holders other than J.P. Morgan Chase & Co. has a pecuniary interest in the securities owned by J.P. Morgan Capital Corporation.

(2) Class B Common  Stock is  convertible  into Class A Common Stock either
(i) when it is transferred to anyone other than J.P. Morgan SBIC LLC or any of its affiliates or (ii) upon receipt by the Company of a written opinion of Counsel to the effect that the holder of the stock should not be considered an affiliate of the Issuer as defined by Rule 405 of the Securities Act of 1933 after giving effect to the conversion.
J.P. Morgan Partners (23A SBIC), LLC

By: J.P. Morgan Partners (23A SBIC Manager), Inc.

/s/ Arnold L. Chavkin                                          2/11/02
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 Arnold L. Chavkin                                             Date
 Executive Vice President

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.






NAME AND ADDRESS OF                  DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                    REPORTER (Note 1)           FOR               OR TRADING SYMBOL
(Note 1)                                                        MONTH/YEAR
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J.P. Morgan Partners                  J.P. Morgan Partners       January 2002         Triton PCS Holdings, Inc.  ("TPCS")
(23A SBIC Manager), Inc.              (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMorgan Chase Bank                   J.P. Morgan Partners       January 2002         Triton PCS Holdings, Inc.  ("TPCS")
270 Park Avenue                       (23A SBIC), LLC
35th Floor
New York, NY  10017
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J.P. Morgan Chase & Co.               J.P. Morgan Partners        January 2002         Triton PCS Holdings, Inc.  ("TPCS")
270 Park Avenue                       (23A SBIC), LLC
35th Floor
New York, NY 10017
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JPMP Capital Corporation              J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Master Fund Manager, L.P.        J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P.Morgan SBIC LLC                   J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan SBIC Holdings LLC         J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital, L.P              J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Management        J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
Company L.P.                          (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Management        J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
Company LLC                           (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Investment                J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
Partners, L.P.                        (23A SBIC), LLC
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Corporation       J.P. Morgan Partners       January 2002          Triton PCS Holdings, Inc.  ("TPCS")
c/o J.P. Morgan Partners, LLC         (23A SBIC), LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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 NAME AND ADDRESS OF               TITLE              AMOUNT OF            OWNERSHIP FORM:   NATURE OF INDIRECT      DISCLAIMS
 REPORTING PERSON                  OF SECURITY        SECURITIES           DIRECT (D) OR     BENEFICIAL OWNERSHIP    PECUNIARY
                                   (Note 1)           BENEFICIALLY OWNED   INDIRECT (I)         (NOTE 1)             INTEREST
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J.P. Morgan Partners                  Class A               See Table I       I                    See Explanatory        No
(23A SBIC Manager), Inc               Common Stock                                                 Note 2 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMorgan Chase Bank                   Class A               See Table I       I                    See Explanatory        No
270 Park Avenue-35th Floor            Common Stock                                                 Note 3 below
New York, NY 10017
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J.P. Morgan Chase & Co.               Class A               See Explanatory   I                    See Explanatory        No
270 Park Avenue                       Common Stock          Note 4 below                           Note 4 below
35th Floor
New York, NY 10017                    Class B
                                      Common Stock
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JPMP Capital Corporation              Class A               See Tables I      I                   See Explanatory        Yes with
c/o J.P. Morgan Partners, LLC         Common Stock          and II                                Note 5 below           respect to
1221 Avenue of the Americas                                                                                              Securities
40th Floor                                                                                                               in Table II
New York, NY 10020
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JPMP Master Fund Manager, L.P.        Class A                See Table I     I                   See Explanatory        No
c/o J.P. Morgan Partners, LLC         Common Stock                                               Note 6 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan SBIC, LLC                 Class B                See Table II    D                                          No
c/o J.P. Morgan Partners, LLC         Common Stock
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan SBIC Holdings LLC.        Class B                See Table II     I                  See Explanatory        No
c/o J.P. Morgan Partners, LLC         Common Stock                                               Note 7 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital, L.P.             Class B                See Table II     I                  See Explanatory        No
c/o J.P. Morgan Partners, LLC         Common Stock                                               Note 8 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Managment         Class B                See Table II     I                  See Explanatory        No
Company L.P.                          Common Stock                                               Note 8 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Management        Class B                See Table II     I                  See Explanatory        No
Company LLC                           Common Stock                                               Note 8 below
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Investment Partners, L.P. Class B                See Table II     I                  See Explanatory        No
c/o J.P. Morgan Partners, LLC         Common Stock                                               Note 9 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Capital Corporation       Class B               See Table II     I                   See Explanatory        No
c/o J.P. Morgan Partners, LLC         Common Stock                                               Note 9 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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Explanatory Notes:

1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

2) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners ("23A SBIC"), LLC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

3) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of J.P. Morgan Partners (23A SBIC Manager), Inc. ("SBIC Manager"), the managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

4) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) JPMorgan Chase Bank, which is the sole stockholder of SBIC Manager, and (b) JPMP Capital Corporation, which is the general partner of JPMP Master Fund Manager, L.P., the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member. Through a separate subsidiary of the Reporting Person, J.P. Morgan Capital Corporation, the Reporting Person is the indirect beneficial owner of the shares of the Class B Common Stock of the Issuer shown in Table II.

5) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the sole general partner of the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC and its non-managing member. Officers of the Reporting Person have voting and dispositive power over the securities shown in Table II, but no pecuniary interest therein.

6) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by 23A SBIC, a portion of which may be deemed attributable to the Reporting Person because it is the non-managing member of 23A SBIC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within 23A SBIC.

7) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by J.P. Morgan SBIC LLC ("Heritage Morgan SBIC"). The Reporting Person is the managing member of Heritage Morgan SBIC.

8) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by Heritage Morgan SBIC. J.P. Morgan Capital, L.P. is the managing member of the parent of Heritage Morgan SBIC. The general partner of J.P. Morgan Capital, L.P., J.P. Morgan Capital Management Company L.P. ("Capital Management"), has a 20% profit interest in J.P. Morgan Capital, L.P. J.P. Morgan Capital Corporation, a wholly owned subsidiary of J.P. Morgan Chase & Co., and an offshore subsidiary of J.P. Morgan Capital Corporation own the remaining interests in J.P. Morgan Capital, L.P.

9) J.P.  Morgan  Investment  Partners,  L.P.  ("JPMIP")  has a 99%  limited
partnership   interest  in  Capital   Management  through  J.P.  Morgan  Capital
Management Company, LLC.